Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) of Holly Corporation for the registration of 2,789,155 shares of its common stock and to the incorporation by reference therein of our report dated February 27, 2009 (except for changes as described in Note 1 and 21, as to which the date is May 29, 2009), with respect to the consolidated financial statements of Holly Corporation for the year ended December 31, 2008, included in Holly Corporation’s Current Report (Form 8-K) dated June 2, 2009 and our report dated February 27, 2009 with respect to the effectiveness of internal control over financial reporting of Holly Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ ERNST & YOUNG LLP
Dallas, Texas
November 30, 2009